Exhibit 99.1

Suite 3400 – 666 Burrard Street Vancouver, BC V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

 (All Amounts in $US unless stated otherwise)

GOLDCORP ACHIEVES RECORD OPERATING CASH FLOW IN SECOND QUARTER

VANCOUVER, BRITISH COLUMBIA, July 28, 2010 – GOLDCORP INC. (TSX: G, NYSE: GG) today reported increased gold production of 609,500 ounces for the second quarter which combined with higher realized gold prices to drive record operating cash flow of $382.6 million.  Reported net earnings attributable to shareholders of Goldcorp in the quarter were $828.3 million compared to a net loss of $231.6 million in the second quarter of 2009.  Adjusted net earnings1 were $198.8 million, or $0.27 per share, compared to $99.2 million, or $0.14 per share, in the second quarter of 2009.

Quarter Highlights

•	Revenues increased 34% over the 2009 second quarter, to $844.3 million on gold sales of 598,000 ounces.

•	Total cash costs2 for the quarter were $363 per ounce on a by-product basis and $448 per ounce on a co-product basis.

•	Operating cash flows totalled $382.6 million.

•	Second processing line at Peñasquito achieved mechanical completion in June, ahead of schedule.

•	Dividends paid amounted to $33.0 million.

•	Sale of Escobal to Tahoe Resources Inc. unlocks balance sheet value.

•	Agreement to sell San Dimas to Mala Noche Resources Corp. to further simplify asset portfolio.

“Our strong financial results in the second quarter demonstrate Goldcorp’s continued progression toward a period of sustained cash flow expansion,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  “We saw growth in all key financial metrics as increased gold sales and higher realized gold prices generated higher revenues, record cash flow and higher net earnings. Our low cost structure led to record margins3 of $845 per ounce of gold sold in the quarter, providing shareholders maximum exposure to gold.  Operationally, Marlin and Los Filos led the way in the quarter, continuing their maturation into consistent contributors to Goldcorp’s overall performance.  Red Lake is executing on its plan to utilize excess milling capacity and remains on track for a strong production year, while successful drilling of the High Grade zone and development of the adjacent Cochenour deposit position the camp for long-term success.  At Peñasquito, both processing lines are now operating and the mine remains on track toward commercial production in the third quarter and completion of construction by year-end.

“In addition to the operational and developmental achievements in the first half of the year, we have announced or completed transactions totaling in excess of $2.0 billion since late 2009 that have strengthened the overall asset portfolio through the addition of high quality growth projects like El Morro in Chile and Camino Rojo near Peñasquito, and the divestiture of non-core assets such as the Escobal silver deposit, the San Dimas gold-silver mine and our interest in the Mt. Milligan copper-gold project.  We are proud of our track record of unlocking value within the asset portfolio and redeploying the capital into core projects enabling us to fund our peer-leading growth profile without shareholder dilution.”

Financial Review

Gold sales in the second quarter were 598,000 ounces on production of 609,500 ounces.  This compares to sales of 564,800 ounces on production of 582,400 ounces in the second quarter of 2009.  Foreign exchange impacts, and the inclusion of the Alumbrera export retention tax and higher YMAD net proceed payments contributed to total cash costs of $363 per ounce of gold on a by-product basis.  On a co-product basis, cash costs were $448 per ounce, among the lowest in the industry.

Adjusted net earnings in the second quarter totaled $198.8 million, or $0.27 per share, compared to $99.2 million or $0.14 per share, in the second quarter of 2009.  Adjusted net earnings primarily exclude the effect of a non-cash foreign exchange gain on translation of future income tax liabilities and the net gain on dispositions of mining interests including Escobal, but include the impact of non-cash stock option expenses, which amounted to approximately $15.2 million or $0.02 per share for the quarter.  Reported net earnings attributable to shareholders of Goldcorp in the quarter were $828.3 million compared to a net loss of $231.6 million in the second quarter of 2009. Operating cash flows were a record $382.6 million compared to $263.6 million in last year’s second quarter.  Gold margin was a record $845 per ounce of gold sold.

For the six months ended June 30, 2010, revenues increased by 27% to $1,594.6 million.  On a by-product basis, total cash costs were $344 per ounce compared to a total cash cost of $299 per ounce in 2009.  Total cash costs on a co-product basis were $439 per ounce year to date versus $377 per ounce in the 2009 period.

For the first six months of the year, adjusted net earnings totaled $361.9 million, or $0.49 per share, compared to $264.9 million or $0.36 per share, in 2009.  Adjusted net earnings primarily exclude the effect of a non-cash foreign exchange loss on translation of future income tax liabilities and the net gain on dispositions of mining interests. Adjusted net earnings in 2009 primarily exclude the effect of a non-cash foreign exchange loss on translation of future income tax liabilities. Net earnings attributable to shareholders of Goldcorp in the six months ended June 30, 2010 were $776.0 million or $1.06 per share, compared to net earnings of $59.3 million or $0.08 per share.  Cash flow from operations increased 24% to $697.0 million from $561.7 million in the six months ended June 30, 2009.

Cornerstone Mines Drive Performance

Gold production at Red Lake increased 26% versus the year-ago period, to 159,000 ounces due to higher tonnage and grade.  The higher tonnage is consistent with Red Lake’s “Fill-the-Mills” strategy which aims to mine additional material in the lower grade sulphide zones to utilize excess mill capacity. While lower grade material successfully increased mill throughput, higher grade ore from the High Grade zone (HGZ) drove an overall grade increase at Red Lake.  During the second quarter the connection drift at the 45 level between the Campbell and Red Lake complexes was completed.  An extension of the 4199, the first operational connection between the two mines is expected to result in operating efficiencies from sharing of mining resources and enhancements in ventilation throughout the mine.  The drift has also provided  additional exploration sites for HGZ exploration. Diamond drilling to extend HGZ down-dip below the 49 level continued with positive results.

Los Filos continued its 2010 growth trend with a 41% increase in gold production versus the year-ago period, to a record of 82,600 ounces.  Higher grades at Los Filos were driven by processing of higher grade ore from the underground operation which, in conjunction with the +1 g/t material from the Los Filos pit, was fed to the recently commissioned crushing and agglomeration plant.  With a design throughput of 11,000 t/d, the plant capacity is increasing as expected.  Exploration drilling at Los Filos continues to successfully extend the Bermejal pit to the north and to enhance the continuity of the Los Filos ore body towards the 4P area.

At Marlin in Guatemala, second quarter gold and silver production were 13% and 62% higher respectively versus the year-ago period due to higher recoveries and higher grades.    Gold

production was 71,500 ounces at a record low total cash cost of $48 per ounce.  Silver production was 1,437,700 ounces driven by all-time high silver recoveries of 85%.  Operations at Marlin continue as the Company awaits the initiation of an administrative procedure which the Guatemalan government agreed to undertake in response to the Inter-American Commission on Human Rights’ (IACHR) granting of precautionary measures which included a recommendation to suspend operations at Marlin.  Goldcorp strongly believes the Commission’s action is based on environmental allegations that are demonstrably without merit.   The Government of Guatemala stated in its response to the Commission that studies conducted by the Ministry of Health, Ministry of Environment and Natural Resources and Ministry of Energy and Mines show that there is no pollution and that community water supplies are fit for human consumption. The Government also reported that an assessment by the Ministry of Health and Social Welfare did not find any disease linked to suspected contamination produced by the Marlin Mine. Goldcorp will continue to cooperate with the Government of Guatemala to ensure that the extensive environmental and human health data demonstrating that Marlin is not contaminating the environment or harming human health are presented to the Commission.

At Porcupine, gold production during the second quarter was 67,000 ounces as preparatory work continued for the Hoyle Pond deep project.  The project is being advanced in order to access newly-discovered zones of gold mineralization and to enhance operational flexibility and efficiencies throughout the Hoyle Pond underground complex.   The planned capital investments of approximately $150 million will be incurred over the next four years.

Also in Ontario, gold production at Musselwhite was 59,400 ounces.  Exploration drilling to extend the PQ Deeps underground operation northward beyond the 2009 resource has resulted in the discovery of a new gold zone located above the PQ Deeps C Block.  Drilling of this new zone will remain a focus of exploration activities in the remainder of 2010.

Peñasquito Production Ramping Up

On June 14, 2010, the second sulphide processing line (Line 2) at Peñasquito achieved mechanical completion ahead of its previously expected completion date.  The second full quarter of operational production at Peñasquito continued to meet or exceed expectations in key production metrics including concentrate grade, quality, mining rates and mill throughput.  Gold production totaled 39,100 ounces, consisting of 17,000 ounces from sulphide ore and 22,100 ounces from heap leaching of the oxide ore cap.  With the successful commissioning of Line 2, gold production is expected to ramp up throughout 2010, on track toward previously issued guidance of 180,000 ounces as the proportion of higher quality sulphide ore increases. Silver production totaled 3,198,800 ounces, including 802,800 ounces from the oxide heap leach.

Lead and zinc production totaled 22.2 million pounds and 34.5 million pounds respectively in the second quarter.

With the mechanical completion of Line 2, the declaration of commercial production remains on track for the third quarter. Most of the components for the high pressure grinding roll (HPGR) circuit are on site with mechanical completion expected during the fourth quarter.  Following a ramp-up period, Peñasquito is expected to reach its full processing capacity of 130,000 tonnes per day in early 2011.

Development continued at Noche Buena and Camino Rojo, two advanced stage satellite exploration projects near Peñasquito.  In-fill drilling at Noche Buena continues to deliver positive results, with an internal feasibility study on track for completion by year-end.  At the Camino Rojo project, data analysis and geophysical work continued ahead of progress toward securing required drilling permits.

Project Pipeline Accelerates

Construction of Pueblo Viejo in the Dominican Republic continues on schedule, with first gold production expected in the fourth quarter of 2011.  At the end of the second quarter of 2010, overall construction was more than 25% complete, approximately 70% of the capital had been committed and engineering and procurement by major EPCM contractors were 95% complete. Approximately 92,000 cubic meters of concrete, representing 60% of the total, have been poured and 5,000 tonnes of steel, representing approximately 30% of the total, have been erected. Two of the four autoclaves are in the country and one is expected to arrive on site imminently, and all four mills have been installed on their footings. Work continues toward achieving key milestones including the connection of power to the site, which is necessary to commence commissioning activities in the second half of 2011.

At Cochenour near Red Lake exploration drilling continued at the historic underground workings at the 2050’ Level to test the GAP zone and the upper portions of the Bruce Channel and Cochenour deposits.  Construction progressed to an overall completion level of 12% on the 5-kilometer high speed haulage drift that will connect the Cochenour shaft with the Red Lake mine.  A 1450 meter deep diamond drill shaft pilot-hole was completed to evaluate the potential for deepening the Cochenour shaft.  For planning purposes, the Company has estimated the Cochenour project as a mineable deposit of 5 million gold ounces and expects to report an initial gold resource at the end of 2010.

At Éléonore in Quebec, construction of the collar, hoist and associated surface facilities for the 725 meter deep exploration shaft continued during the second quarter with completion expected during the third quarter of 2012.  Exploration drilling has focused on identifying and defining new ore zones within the hanging wall stratigraphy close to the exploration shaft.  During the remainder of 2010, exploration will also focus on identifying new drill targets on the Éléonore concession outside of the main Roberto ore body.  Work progressed on updating the pre-feasibility study, which will facilitate a construction decision on the project by year-end.

Outlook

Looking ahead to the second half of 2010, production is expected to increase in the third and fourth quarters in line with previously issued production and cost guidance. The Company expects to produce 2.55 million ounces of gold at total cash costs of approximately $350 on a by-product basis and $450 on a co-product basis, taking into account the sale of the San Dimas mine to Mala Noche Resources Corp. which is expected to close on or around July 30, 2010.

Corporate Responsibility, Safety & Health

HRA Response

During the second quarter, Goldcorp presented its initial response to the independent human rights assessment (HRA).  In keeping with its commitment to operating with complete transparency and accountability, Goldcorp is the first company in the mining industry to make the results of such an assessment public.   The Company believes that implementing the recommendations in the HRA will enable the Marlin mine to be an even greater influence for positive economic and social growth in Guatemala and for the continued professional and personal advancement of Marlin's nearly 2,000 Guatemalan employees.  In addition, making respect for human rights an explicit component of Goldcorp's business process is essential to achieve the Company’s commitment to contribute to the sustainable prosperity of the communities where it operates.

2009 Sustainability Report

In June 2010, Goldcorp published its 2009 Sustainability Report. This is the third year that Goldcorp has reported against the key performance indicators set out by the internationally recognized Global Reporting Initiative (GRI). The 2009 report can been viewed online at http://www.goldcorp.com/corporate_responsibility/reports/.

Safe Enough for Our Families

Goldcorp is pleased to announce that the Porcupine gold mine took First Place in the 2010 Ontario Provincial Mine Rescue Competition.  Porcupine also received the Firefighting Award during the competition, which concluded on June 13, 2010.  Goldcorp is committed to upholding the highest standards in health and safety and congratulates the Porcupine team on its important achievements.

This release should be read in conjunction with Goldcorp’s second quarter 2010 unaudited financial statements and MD&A report on the Company's website, www.goldcorp.com, in the “Investors” section under “Financials”.

A conference call will be held on July 29, 2010 at 10:00 a.m. (PDT) to discuss the first quarter results. Participants may join the call by dialing toll free 1-866-223-7781 or 1-416-340-8018 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until August 27, 2010 by dialing 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the US.  Passcode: 3487337.  A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 of the 2010 second quarter MD&A for a reconciliation of adjusted earnings to reported net earnings.

(2)
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Refer to page 41 of the 2010 second quarter MD&A for a reconciliation of total cash costs to reported operating expenses.

(3)
The Company has included a non-GAAP performance measure, margin per gold ounce, throughout this document. The Company reports margin on a sales basis. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(in $ millions, except where noted)	Q2’10
Revenues per Financial Statements	$844.3
Treatment and refining charges on concentrate sales	6.0
By-product silver and copper sales and other	(127.8)
Gold revenues	$722.2
Divided by ounces of gold sold	598,000
Realized gold price per ounce	$1,208
Deduct total cash costs per ounce of gold sold2	(363)
Margin per gold ounce	$845

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”  “is expected”,  “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.  All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein.   Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2009 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CONTACT INFORMATION:

Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com

FINANCIAL STATEMENTS TO FOLLOW

Summarized Financial Results (in millions of United States dollars, except per share and per ounce amounts)
	Three Months Ended June 30
	2010	2009
Revenues	$844.3	$628.6
Gold produced (ounces)	609,500	582,400
Gold sold (ounces)	598,000	564,800
Copper produced (thousands of pounds)	28,000	32,600
Copper sold (thousands of pounds)	36,500	32,900
Silver produced (ounces)	5,746,200	2,795,000
Silver sold (ounces)	2,500,900	2,053,400
Average realized gold price (per ounce)	$1,208	$927
Average London spot gold price (per ounce)	$1,197	$922
Average realized copper price (per pound)	$2.55	$2.73
Average London spot copper price (per pound)	$3.18	$2.12
Average realized silver price (per ounce)	$12.30	$7.81
Average London spot silver price (per ounce)	$18.33	$13.76
Total cash costs – by-product (per gold ounce)	$363	$310
Total cash costs – co-product (per gold ounce)	$448	$402

Production Data:
Red Lake gold mines :	Tonnes of ore milled	221,900	200,100
	Average mill head grade (grams per tonne)	24	21
	Gold ounces produced	159,000	125,700
	Total cash cost per ounce – by-product	$308	$326
Porcupine mines :	Tonnes of ore milled	1,028,100	1,007,700
	Average mill head grade (grams per tonne)	2.17	2.68
	Gold ounces produced	67,000	77,700
	Total cash cost per ounce – by-product	$548	$436
Musselwhite mine :	Tonnes of ore milled	357,900	340,900
	Average mill head grade (grams per tonne)	5.39	6.94
	Gold ounces produced	59,400	71,900
	Total cash cost per ounce – by-product	$627	$508
San Dimas mines :	Tonnes of ore milled	152,200	172,000
	Average mill head grade (grams per tonne) - gold	4.45	5.04
	Average mill head grade (grams per tonne) - silver	244	241
	Gold ounces produced	20,900	27,100
	Silver ounces produced	1,109,700	1,263,900
	Total cash cost per ounce – by-product	$457	$309
	Total cash cost per ounce – co-product	$457	$309
Los Filos mine :	Tonnes of ore mined	6,729,600	5,911,300
	Tonnes of waste removed	8,979,200	6,788,100
	Tonnes of ore processed	6,783,800	6,013,400
	Average grade processed (grams per tonne)	0.71	0.61
	Gold ounces produced	82,600	58,500
	Total cash cost per ounce – by-product	$446	$510

Summarized Financial Results (Cont.) (in millions of United States dollars, except per share and per ounce amounts)
		Three Months Ended June 30
		2010	2009
Production Data (Cont.):
El Sauzal mine :	Tonnes of ore mined	618,400	630,700
	Tonnes of waste removed	1,125,300	925,700
	Tonnes of ore milled	510,700	544,000
	Average mill head grade (grams per tonne)	2.6	3.22
	Gold ounces produced	39,300	53,100
	Total cash cost per ounce – by-product	$299	$185
Marlin mine :	Tonnes of ore milled	374,600	540,800
	Average mill head grade (grams per tonne) - gold	5.94	4.04
	Average mill head grade (grams per tonne) - silver	136	81
	Gold ounces produced	71,500	63,000
	Silver ounces produced	1,437,700	884,900
	Total cash cost per ounce – by-product	$48	$250
	Total cash cost per ounce – co-product	$319	$359
Alumbrera mine : (1)	Tonnes of ore mined	2,938,400	2,950,800
	Tonnes of waste removed	5,340,100	5,555,600
	Tonned of ore milled	3,547,600	3,573,000
	Average mill head grade (grams per tonne) - gold	0.43	0.53
	Average mill head grade (%) - copper	0.44%	0.47%
	Gold ounces produced	34,400	46,900
	Copper (thousands of pounds) produced	28,000	32,600
	Total cash cost per ounce – by-product	$102	$(559)
	Total cash cost per ounce – co-product	$770	$406
Marigold mine : (2)	Tonnes of ore mined	661,400	2,044,500
	Tonnes of waste removed	8,608,300	5,105,100
	Tonnes of ore processed	661,400	2,044,500
	Average grade processed (grams per tonne)	0.51	0.50
	Gold ounces produced	16,900	19,500
	Total cash cost per ounce – by-product	$686	$725
Wharf mine :	Tonnes of ore mined	589,000	582,200
	Tonnes of ore processed	716,000	680,000
	Average grade processed (grams per tonne)	0.76	0.85
	Gold ounces produced	19,400	18,700
	Total cash cost per ounce – by-product	$556	$596

Financial Data:
Cash provided by operating activities		$382.6	$263.6
Net earnings (loss) attributable to shareholders of Goldcorp Inc.		$828.3	$(231.6)
Net earnings (loss) per share - basic		$1.13	$(0.32)
Adjusted net earnings per share - basic		$0.27	$0.14
Weighted average number of shares outstanding (000’s)		734,793	730,539

(1)	Goldcorp’s interest – 37.5%

(2)	Goldcorp’s interest – 66.67%

Consolidated Statements of Earnings (loss)

(United States dollars in millions, except for share and per share amounts – Unaudited)
	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
Revenues	$844.3	$628.6	$1,594.6	$1,253.4
Operating expenses	343.9	303.5	645.3	562.1
Depreciation and depletion	137.8	127.8	269.1	254.1
Earnings from mine operations	362.6	197.3	680.2	437.2
Corporate administration (1)	44.4	35.5	82.8	65.5
Exploration	15.0	6.5	29.1	14.6
Earnings from operations	303.2	155.3	568.3	357.1
Other income (expenses)
Interest income and other expenses, net	(6.7)	(4.7)	(17.8)	(5.0)
Interest expense and finance fees	(12.0)	(24.0)	(23.7)	(24.5)
Gain on non-hedge derivatives, net	3.5	8.7	16.6	9.7
Gain (loss) on securities, net	(0.5)	0.1	(0.5)	0.4
Gain on dispositions of mining interests, net	426.0	-	407.3	-
Dilution loss, net	-	-	-	(0.7)
Gain (loss) on foreign exchange, net	192.0	(326.3)	(20.2)	(209.6)
	602.3	(346.2)	361.7	(229.7)
Earnings (loss) before taxes	905.5	(190.9)	930.0	127.4
Income and mining taxes	(78.8)	(41.5)	(156.0)	(68.6)
Net earnings (loss)	$826.7	$(232.4)	$774.0	$58.8
Attributable to:
Shareholders of Goldcorp Inc.	828.3	(231.6)	776.0	59.3
Non-controlling interests	(1.6)	(0.8)	(2.0)	(0.5)
Net earnings (loss)	$826.7	$(232.4)	$774.0	$58.8
(1)Stock based compensation expense (non-cash item) included in corporate administration	$15.2	$12.4	$25.4	$21.9
Net earnings (loss) per share
Basic	$1.13	$(0.32)	$1.06	$0.08
Diluted	$1.11	$(0.32)	$1.05	$0.08
Weighted average number of shares outstanding (000’s)
Basic	734,793	730,539	734,279	730,147
Diluted	756,240	730,539	737,317	736,259

Consolidated Balance Sheets

 (United States dollars in millions – Unaudited)
	June 30 2010	December 31 2009
Assets
Cash and cash equivalents	$497.2	$874.6
Marketable securities	23.2	24.9
Accounts receivable	280.9	232.6
Income and mining taxes receivable	6.9	38.4
Future income and mining taxes	1.7	3.6
Inventories and stockpiled ore	365.0	349.4
Current derivative assets	14.5	8.1
Current assets of a disposal group held for sale	10.4	-
Other	82.1	69.9
Current assets	1,281.9	1,601.5
Mining interests	19,832.1	18,001.3
Deposits on mining interest expenditures	18.4	86.9
Goodwill	761.8	761.8
Stockpiled ore	88.2	93.6
Investments	504.1	390.3
Non-current assets of a disposal group held for sale	29.0	-
Other	18.2	13.3
	$22,533.7	$20,948.7
Liabilities
Accounts payable and accrued liabilities	$434.8	$416.4
Income and mining taxes payable	98.6	182.6
Current debt	-	16.7
Future income and mining taxes	54.3	107.9
Current derivative liabilities	3.0	11.4
Current liabilities of a disposal group held for sale	11.2	-
Current liabilities	601.9	735.0
Income and mining taxes payable	112.8	65.4
Long term debt	732.6	719.0
Future income and mining taxes	3,902.4	3,575.2
Reclamation and closure cost obligations	281.6	282.0
Non-current liabilities of a disposal group held for sale	169.1	-
Other	24.8	27.8
	5,825.2	5,404.4
Equity
Common shares, share purchase warrants, stock options, restricted share units and equity portion of convertible senior notes	12,995.3	12,908.9
Retained earnings	3,070.8	2,345.5
Accumulated other comprehensive income	323.4	238.8
	3,394.2	2,584.3
Shareholders’ equity	16,389.5	15,493.2
Non-controlling interests	319.0	51.1
	16,708.5	15,544.3
	$22,533.7	$20,948.7

Consolidated Statements of Cash Flows

 (United States dollars in millions – Unaudited)
	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
Operating Activities
Net earnings (loss)	$826.7	$(232.4)	$774.0	$58.8
Reclamation expenditures	(4.5)	(6.5)	(10.6)	(10.7)
Loss (gain) on securities, net	0.5	(0.1)	0.5	(0.4)
Gain on dispositions of mining interests, net	(426.0)	-	(407.3)	-
Transaction costs on convertible senior notes expensed	-	18.5	-	18.5
Items not affecting cash
Depreciation and depletion	137.8	127.8	269.1	254.1
Stock based compensation expense	15.2	12.4	25.4	21.9
Accretion on convertible senior notes	6.9	2.0	13.6	2.0
Unrealized loss (gain) on non-hedge derivatives, net	0.6	(5.9)	(14.8)	(6.8)
Dilution loss, net	-	-	-	0.7
Future income and mining taxes	23.7	37.7	(80.0)	7.5
Unrealized loss (gain) on foreign exchange and other	(193.0)	323.0	25.8	205.8
Change in non-cash working capital	(5.3)	(12.9)	101.3	10.3
Cash provided by operating activities	382.6	263.6	697.0	561.7
Investing Activities
Acquisitions, net of cash acquired	-	-	(795.3)	-
Expenditures on mining interests	(302.2)	(260.0)	(603.0)	(520.2)
Deposits on mining interest expenditures	(7.6)	(91.4)	(24.6)	(185.6)
Repayment of capital invested in Pueblo Viejo	192.0	-	192.0	-
Proceeds on disposition of mining interests	219.6	-	267.0	-
Income taxes paid on disposition of Silver Wheaton shares	-	-	(148.7)	-
Purchase of equity securities	-	(46.2)	(4.0)	(67.7)
Other	2.2	1.3	1.3	1.6
Cash provided by (used in) investing activities	104.0	(396.3)	(1,115.3)	(771.9)
Financing Activities
Debt borrowings	130.0	1,125.1	730.0	1,329.1
Debt repayments	(597.4)	(355.0)	(747.4)	(460.0)
Transaction costs on convertible senior notes	-	(22.7)	-	(22.7)
Common shares issued, net	54.0	21.8	60.5	32.2
Shares issued by subsidiaries to non-controlling interests	65.3	-	65.3	-
Dividends paid to common shareholders	(33.0)	(32.9)	(66.0)	(65.8)
Other	(0.1)	-	(0.4)	-
Cash provided by (used in) financing activities	(381.2)	736.3	42.0	812.8
Effect of exchange rate changes on cash and cash equivalents	(0.8)	1.6	(1.1)	1.1
Increase (decrease) in cash and cash equivalents	104.6	605.2	(377.4)	603.7
Cash and cash equivalents, beginning of period	392.6	260.8	874.6	262.3
Cash and cash equivalents, end of period	$497.2	$866.0	$497.2	$866.0